U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(CHECK ONE):
       [X] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
       [ ] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For Period Ended: December 31, 2000
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

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Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

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PART I--REGISTRANT INFORMATION
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     Raven Moon International, Inc.
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     Full Name of Registrant (Former Name if Applicable)

     000-24727
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     Commission File Number

     120 International Parkway, Suite 220
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     Address of Principal Executive Office (Street and Number)

     Heathrow, FL  3274632826
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     City, State and Zip Code

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PART II--RULES 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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Because of certain unavoidable delays upon management, Registrant's independent accountants have not been able to complete financial statements material to the report on Form 10-KSB.




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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

     J. Bennett Grocock, Esq.                407                  992-1101
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             (Name)                      (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [ ] Yes     [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Raven Moon International, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:         3/29/01                   By:   /s/ Joseph DiFrancesco
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                                         Name: Joseph DiFrancesco
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                                         Title: President
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                        RICHARD L. BROWN & COMPANY, P.A.
                          Certified Public Accountants
                       1810 South MacDill Avenue, Suite 3
                                 Tampa, FL 33629
                              Phone: (813) 258-0338
                               Fax: (813) 258-1773



March 29, 2001

Mr. Joey DiFrancesco, President
Raven Moon International, Inc.
120 International Parkway, Suite 220
Heathrow, FL  32746

Dear Mr. DiFrancesco:

We are unable to conclude our examination of the accounts of the company by March 31, 2001. We are waiting on confirmations and other information from third parties, which we understand will be furnished to us next week. After receipt of this information, concluding our examination will take a short period of time.

If I can provide any additional information, please let me know.

Sincerely,

/s/ Richard L. Brown
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Richard L. Brown